Exhibit 99.2

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika – Corporate Communications - +31 6 201 528 63 – Veldhoven, the Netherlands

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML Supervisory Board nominates three new members

VELDHOVEN, the Netherlands, 21 January 2015 - The Supervisory Board of ASML Holding NV (ASML) today announces its intention to nominate three candidates to be appointed to the Supervisory Board by the Annual General Meeting of Shareholders, which is scheduled to be held on 22 April 2015.

The Supervisory Board intends to nominate Ms. A. (Annet) Aris, Adjunct Professor of Strategy at INSEAD, France, a position she has held since 2003. Before her academic appointment at INSEAD, Ms. Aris worked for McKinsey & Company in Germany, where she was partner from 1994 until 2003. She currently holds various non-executive roles at both listed and non-listed companies, such as Thomas Cook Plc., ProSiebenSat1 AG, Kabel Deutschland AG, and ASR Netherlands N.V. Ms. Aris is the intended successor of Mrs. Ieke van den Burg, who passed away on 28 September 2014. Ms. Aris’ nomination has been proposed by the ASML Netherlands B.V. Works Council based on its enhanced recommendation right.

Furthermore, the Supervisory Board intends to nominate Mr. G.J. (Gerard) Kleisterlee who was President/Chief Executive Officer and Chairman of the Board of Management of Royal Philips N.V. from 2001 until 2011. Mr. Kleisterlee joined Philips in 1974 and held various management positions at the multinational before he was appointed as CEO. He is currently Chairman of the Board of Vodafone Group Plc. and Non-executive Director of Royal Dutch Shell.

Thirdly, the Supervisory Board intends to nominate Mr. R.D. (Rolf-Dieter) Schwalb. Mr. Schwalb was Chief Financial Officer and member of the Board of Management of Royal DSM N.V. from 2006 until 2014. Prior to his appointment at DSM, Mr. Schwalb was CFO and member of the Executive Board of Beiersdorf AG. He started his career at Procter & Gamble in Germany and Belgium, where he has held a variety of management positions in Finance, IT and Internal Audit. Mr. Schwalb is the intended successor of Mr. F.W. (Fritz) Fröhlich, who will resign as Supervisory Board member after eleven years of service effective April 2015.

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

2